Mail Stop 4561

June 23, 2006

Mr. Randall Bambrough
Chief Financial Officer
46430 Fremont Boulevard
Fremont, CA 94538

> **Re:** **Intervideo, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Forms 8-K Filed March 2, 2006 and May 9, 2006**
> **File No. 000-49809**

Dear Mr. Bambrough:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 32

1.   We note your disclosure on page 14 where you indicate that revenue from HP has declined beginning in the fourth quarter of 2005 and into 2006 because HP informed the Company that they will not incorporate certain of your products into certain future HP notebook models. Pursuant to FR-72, a company's MD&A

should provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. Tell us what consideration you gave to including a discussion of the potential impact of losing future business from your largest customer and what actions management is taking to overcome the possible future declines in revenue from this customer. We refer you to Section III.B.3 of SEC Release No. 33-8350.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 61

2.   We note in your disclosure that you typically do not provide upgrades or post contract support (PCS) to the OEM's customers or sales channel partners although under certain arrangements where PCS is granted for greater than one year, revenue is recognized ratably over the shorter of the contractual PCS period or the estimated life of the product. It appears that your OEM customers have explicit rights to PCS. Please confirm. Also, please cite the specific guidance in SOP 97-2 that you are applying to these arrangements and explain the circumstances under which the estimated life of the product would be less than the PCS. Do you consider the license agreements that include the OEM's right to PCS a multiple element arrangement? If so, tell us how you considered paragraph 10 of SOP 97-2 in determining the VSOE of fair value for the PCS element.

3.   We also note in your disclosure that for sales to end-users, you "generally" do not offer specified upgrade rights to any class of customer. Tell us whether any arrangements entered into during the years presented included any specified upgrade rights and how you accounted for such arrangements.

4.   We note that you sell you products to distributors and retailers and that for products sold on a non-consignment basis where limited return rights exist, revenue is recognized upon shipment. We also note that for products sold where the distributor or retailer has unlimited return rights, revenue is recognized when the product is sold to the end-user. Tell us why your revenue recognition policy differs based on the return rights offered. See paragraph 6 of SFAS 48. Also, tell us why the Company's policy for accounting for contracts with unlimited return rights differs from that of Ulead, which appears to have similar return rights.

5.   We note in your disclosure that a returns reserve based on historical return rates is established for sales to distributors and retailers of Ulead. Confirm that Ulead recognizes revenue upon shipment to its distributor or retailer.

Note 3. Acquisition of Ulead Systems, Inc.

Intangibles, page 66

6.   We note your reference to an independent third-party appraisal firm. If you
        choose to refer to an independent third-party appraisal firm, you must identify the
        independent appraisal firm and include the expert's consent when the reference is
        included in a filing in the 1933 Act environment. We believe reference to such
        expert in a registration statement requires a consent following Rule 436(b) of
        Regulation C. Please note for future reference.

Note 4. Balance Sheet Components

Held for Sale Assets, page 69

7.   We note your disclosure on page 69 where you indicate that the land and building
        owned by Ulead is "being actively marketed for sale at a price that is reasonable
        in relation to its fair value." Please explain what you mean by this statement.
        Tell us how the fair value of the asset, less costs to sell, compares to the carrying
        value of the land and building. We refer you to paragraph 34 of SFAS 144.

Forms 8-K filed March 2, 2006 and May 9, 2006

8.   We note your use of non-GAAP measures under Item 9.01 of the Form 8-Ks
        noted above which excludes a number of recurring items. Tell us how you
        considered Question 8 of Frequently Asked Questions Regarding the Use of Non-
        GAAP Financial Measures to include the following disclosures:

        • the manner in which management uses the non-GAAP measure to conduct or
          evaluate its business;
        • the economic substance behind management's decision to use such a measure;
        • the material limitations associated with use of the non-GAAP financial
          measure as compared to the use of the most directly comparable GAAP
          financial measure;
        • the manner in which management compensates for these limitations when
          using the non-GAAP financial measure; and
        • the substantive reasons why management believes the non-GAAP financial
          measure provides useful information to investors.

        In this regard, we believe you should further enhance your disclosures to comply
        with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related
        FAQ to demonstrate the usefulness of your non-GAAP financial measures which
        excludes a number of recurring items, especially since these measures appear to

be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance. For example, it is unclear to us why amortization of intangible assets is not relevant for investors considering that the use of these assets contributes to generating revenue. Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization. We also note that, based on your disclosure, it appears you consider certain items non-recurring including amortization of intangibles, other adjustments and adjusted minority interest although you continue, or will continue, to incur such expenses each reporting period. In this regard, tell us whether you believe the nature of the items excluded are reasonably likely to recur within two years or whether there were similar charges within the prior two years.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief